VGTel, Inc.

2303 South Blvd.
Houston, Texas 77098
Tel: 281-536-9971

November 10, 2006

Mark P. Shuman, ESQ.
Securities & Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington D.C. 20549

RE: VGTel, Inc.
File No 333-134408

Dear Mr. Shuman:

We are responding to your comment letter dated August 3, 2006 addressed to Ron Kallus, President of VGTel, Inc.

Considering the substantial changes to the current amended SB-2 in response to your comments, and in order to facilitate your review of our responses, we summarized the areas of substantial change below under the heading "Overview" followed by a response to each comment individually corresponding to the comment number.

The "Overview" provides a general perspective to the sections containing substantial modifications and is detailed as follows:

•	Section A: Financial Comments
•	Section B: Prospectus Summary
•	Section C: Management Discussion & Analysis
•	Section D: Risk Factors.

OVERVIEW:

Section A. Financial Comments:

We made extensive revisions to the SB-2 most notably we changed the financials to reflect that while Tribeka Tek was the legal acquirer, the merger was accounted for as a reverse acquisition, whereby NYN International, LLC was deemed to have acquired Tribeka Tek for financial reporting purposes. (Comment # 1). This determination was based on factors including relative stock ownership and voting rights, board control, and senior management composition. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the financial statements of NYN International, LLC. The operations of the former Tribeka-Tek businesses have been included and combined in the financial statements from the date of acquisition ( January 18, 2006) through the period ending date ( March 31, 2006).

Furthermore, our revised financial statements permits a presentation under paragraph (a) of Item 303 of Regulations SB as a result of the reverse acquisition. (Comment # 30) Although NYN International was formed in July of 2004 there was no activity prior to April 2005, thus the results for the current fiscal period reflect results from inception. Consequently we are not able to compare the current fiscal year period results with those of prior years, as the current fiscal period is the first fiscal period. We ceased the edgarizing activities in February 2006. Note #1 reflects that as of February 2006 the Company has ceased its Edgarizing operations and is concentrating its efforts in the development of its intellectual properties. The Statement of Operations for the period ending March 31, 2006 recognized revenues of $840 and expenses of $1,519 for a net loss of $679 resulting from the edgarizing business which has been discontinued by the Company. Likewise in the Prospectus Summary this is footnoted. (Comment # 10 and 14). As a result of these changes, the Board of Directors voted to adopt the fiscal year period ending March 31. Additionally we provided six month of unaudited financials for the period beginning April 1, 2006 and ending September 30, 2006.

Section B. Prospectus Summary:

We revised the "history" "business" and Financial Summary" sections in the Prospectus Summary in response to

Comments No. 9-14 to reflect the organizational history as well as the accounting history and to reference Note# 1 to the Financial Statements and footnote reference to the income and expense generated from the discontinued Edgarizing business. We elaborated on our description of the business, describing the system more extensively. We provided an example of a typical telemarketing campaign comparing the costs of utilizing the traditional telemarketing tools with those of the GMG System and we also provided cost comparisons to traditional telemarketing in a cost comparison chart which appears in the Prospectus and Summary and in the Business section. We further noted:

The Global Messaging Gateway (GMG) is currently the first and only product of the Company. The Company launched its website in January 2006 at its domain location, www.vgtel.com and currently has one client who is using the GMG system for telemarketing campaigns. We have not recognized any significant revenues from this product to date and we have not entered into any additional contracts for our services with other clients.

At the current level of revenues and expenses, in conjunction with the committed loan from our President, we anticipate we will have sufficient funding to operate for the next 12 months. (See section on Management Discussion & Analysis under the sub heading "Our budget for the Next 12 Months".) However, we will need to raise substantial funds in order to launch a broad marketing campaign to attract clients for our product in order to become a viable business. We cannot offer assurances that any additional funds will be raised when we require them or that we will be able to raise funds on suitable terms. Failure to obtain such financing when needed could delay or prevent our planned development and our marketing efforts which is necessary to develop a clientele in order to make our business viable.

Section C. Management Discussion & Analysis:

The section Management Discussion & Analysis and Plan of Operations have been significantly revised to address your Comments to 27, 28, 29, 31. Some of the sections we added include:

Below is a complete description of each of the three applications of the GMG System which are in various staging of developing and testing as more fully described in our Plan of Operations for the next six months.

(1) GMG Commercial Telemarketing Services- Describes the service and the campaigns it is currently conducting for its only client, Platin, providing an overview of the types of businesses that are currently making use of the System. We provide our services to Platin, and although the campaigns are being conducted for Platin's clients, we only have a direct relationship with Platin who subcontracts our services for use by their clients. We do not have any relationship with their clients who are using our system. Therefore Platin is our only client to date. We have entered into an agreement with Platin Ltd. which allows them to run telemarketing campaigns for their clients using our GMG system. The Agreement For full text of the agreement, see Exhibit….

(2) GMG Alert Notification System- The Alert Notification System describes the four types of alerts the Company will be targeting. Also refer to the section How the System Works, for the procedures in setting up an Alert Notifications.

(3) GMG Global Franchise Partner- The Company anticipates that the initial foreign destinations will include: Mexico, Israel, Russia and Algeria. We have identified and contacted specific entities in each one of these countries who have expressed an interest in using the GMG system for their clients. These entities are providers of telemarketing services for their established clientele who are now using traditional telemarketing services at a higher cost than what the use of the GMG system will cost them. We anticipate that since these current providers of telemarketing services will be using our GMG system for many of their established clients it will help us to realize a rapid penetration into these markets because each of our target franchisees is currently providing telemarketing services to an existing network of clients. This is similar in concept to providing services to wholesale customers as compared to retail customers in which each wholesale customer serves a network of retail customers thereby compounding the volume of sales as compared to dealing with a single retail customer. We anticipate that focusing on these four locations will allow us to develop the needed corporate support team on which the global market will be depending on.

We also added the following topics to this section:

How the GMG System Works. Describes in detail step by step procedure for setting up a telemarketing campaign and Alert Notification.

Our Infrastructure and Setup: Describes the Systems and outside vendors providing the services for our GMG System.

Relationships, Contracts & Agreements: Discusses all the third party relationships and describes the basic contracts & Agreements and relationships.

Ongoing Development of our GMG System- Discusses the development activities planned for the next 12 months for each application.

Plan of Operations for the Next 12 Months- Discusses what the Company plans for each application in the next 12 months including the time frame in which it anticipates it will accomplish the objective and the budget allocated for the expense.

Our Budget for the Next 12 Months- Discusses the expenses we paid to date, the expenses we are currently incurring, and the budget we planned for the next 12 months. It also describes the Officer's Loan agreement and the Amendment to the Agreement increasing the Credit Facility to $50,000 and extending the interest payment and due dates.

Section D. Risk Factors:

We added a section for "Risks to our Industry" and selected those risks that are risks common to our industry and placed them in this section. Consequently the amended SB-2 reflects some changes in the numbering of the risks. Furthermore Risks number 5 and 13 of our initial registration statement have now been combined into one risk which appears as Risk 5. In Risk 5 of the current amended registration statement, we cross referenced to the Section in "Management Discussion & Analysis, under the subheading "Our Current Infrastructure and Setup" where the services of the third parties supporting the Company's operational points are described.

We also amended the subheadings to the Risks to disclose more fully the specific risk discussed in the text. We also added Risk 23 "We Are Subject To The Political, And Military Conditions" and Risk 27 regarding financial controls in response to your Comment 39.

RESPONSES CORRESPONDING TO THE EACH COMMENT:

1. The amended Financial Statements in the current SB-2 filing reflects that while Tribeka Tek was the legal acquirer, the merger was accounted for as a reverse acquisition, whereby NYN International, LLC was deemed to have acquired Tribeka Tek for financial reporting purposes. This determination was based on factors including relative stock ownership and voting rights, board control, and senior management composition. Consistent with the reverse acquisition accounting treatment, the historical financial statements presented for periods prior to the acquisition date are the financial statements of NYN International, LLC. The operations of the former Tribeka-Tek businesses have been included and combined in the financial statements from the date of acquisition on (January 18, 2006) through the period ending date ( March 31, 2006). The merger has been accounted for as a reverse acquisition using the purchase method of accounting. NYN International, Inc. has been treated as the acquiring company for accounting purposes under Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, due to the following factors: (1) NYN’s stockholders received the larger share of the voting rights in the merger; (2) NYN received the majority of the members of the board of directors; and NYN’s senior management prior to the merger dominated the senior management of the combined company. As a result of the reverse acquisition, the statements of operations presented herein include the results of NYN International for the year ended March 31, 2006 and include the results of Tribeka Tek for the period from date of acquisition (January 18, 2006- March 31, 2006). Although NYN International was formed in July of 2004 there was no activity prior to April 2005, thus the results for the current fiscal period reflect results from inception.

Because NYN International LLC is treated as the acquirer for accounting purposes, the equity accounts are adjusted for the share exchange and carried forward. Prior accumulated deficits of NYN International LLC are adjusted to additional paid in capital therefore carrying forward the accumulated deficit or earnings of NYN International LLC. As this is the first period with activity there was no beginning accumulated deficit or earnings and ending retained deficit reflects the retained deficit for the current period.

2. While the offering consisted of and were sold as Series A Units, the units do not exist as an instrument, the securities consist only of the components which are Common Stock and Common Stock purchase warrants. The components of each Unit consisted of One share of the Company's Common Stock and one Series A, one Series B, one Series C and one Series D Warrants.

We amended the description of the warrants for each Series of Warrants, as follows:

"Each Series A warrant entitles the holder to purchase from the Company at anytime after 90 days following effectiveness of the Registration statement by the SEC, (the " Initial Exercise Date") until the second anniversary following the date the Registration Statement is deemed effective by the SEC. (the "Expiration Date") one share of fully paid and nonassessable Common Stock $.0001 par value per share, of the Company, at a purchase price of $0.25 per share of Common Stock."

3. We eliminated all references to the Units and all redundant descriptions of the securities. The Common Shares and each of the Series of Warrants along with the terms for calling the warrants are fully described in the Section "Description of Securities".

4. We revised the section containing the registration fees to correct the footnotes and we added footnotes referencing 457(g) for the registration fees of the Warrants.

5. We revised the disclosure page in accordance to your guidance.

6. The offering was terminated on May 18, 2006. We eliminated the paragraph but provided the termination date of the offering in the section "Recent Sales of Unregistered Securities ".

7. We provided the prominent cross reference to the page number of the prospectus where the Risk Factors begin.

8. We complied with your guidance.

9. We revised the entire section of the Prospectus Summary beginning with History and the Business. See "Overview- Section B"

10. The Company discontinued the edgarizing business in February 2006. The Statement of Operations for the period ending March 31, 2006 recognized revenues of $840 and expenses of $1,519 for a net loss of $679 resulting from the edgarizing business which has been discontinued by the Company. This appears as a footnote to the Summary of Financial Information and as footnote to the financial statements. See Overview-Section A.

11. We amended the Business section to better describe the GMG System.

12. We provided detailed factual information to support the cost effectiveness of the GMG System as compared to traditional telemarketing campaign products. Further, we presented a comparison chart to highlight these differences.

13. We added all of the statements you requested.

14. Please see response to comment 10.

15. We revised the section on Risk Factors ensuring the heading conveys a separate detailed risk to investors regarding the company, industry or offering. As a result some of risks have been moved under a new category "Industry Risks". Thus the numbering system in the Risk Factor section have changed somewhat. We also revised the subheadings to disclose the specific risk discussed in the text.

16. We added a statement about substantial dilution resulting from raising additional funds.

17. We revised Risk #1 as per your guidance.

18. We revised the subheading to the text of the risk factor regarding the "going concern issue" raised by our auditors.

19. Risks number 5 and 13 of our initial registration statement has now been combined into one risk which appears as Risk 5. In the current amended registration statement, Risk 5 refers to the third parties supporting the Company's o operational points and cross references the section in "Management Discussion & Analysis, under the subheading " Our Current Infrastructure and Setup" where the services are described.

20. In the section of "Management Discussion & Analysis, under the subheading" Our Current Infrastructure and Setup" we describe all of the third parties which the company is materially dependent upon. Additionally in the section of "Management Discussion & Analysis" , under the subheading "Contracts, Agreements & Relationships" we described the basic agreements for all contracts. Kanaga agreement has been filed as an amendment to the initial filing. The contract with Internet Gold is filed as an exhibit with the current SB-2 filing.

21. We revised the Risk as per your comment.

22. We revised as per your comment.

23. We eliminated the words " as the term is used in Federal Securities laws".

24. We removed the details regarding the warrants from the section of Capitalization. We provided complete details about the warrants, and its terms including the Company's right to "call" the warrants in the section "Description of Securities".

25. We revised this section to address your comments and to reflect the change in our accounting. See Overview- Section C.

26. We currently have contracts with Kanaga, & Internet Gold. We do not have contracts with the three ISP's. They bill us monthly. Basic details of the Agreements are described under the newly created section Management Discussion & Analysis under the sub heading "Contracts, Agreements and Relationships". Please note in our initial filing we filed an Exhibit which was a letter from Platin Ltd. engaging our services for the then upcoming election in Israel. Since the election has already passed, we eliminate references to a Platin Agreement, and instead stated the following: Platin engaged our services for the election in Israel which was scheduled for Mar.28.2006. Platin has been using our System ever since for both political campaigns and for commercial telemarketing services they provide to a variety of their clients. We do not currently have a formal agreement with Platin, although we are providing services to them on behalf of their clients.

27-29. The section Management Discussion & Analysis and Plan of Operations have been significantly revised to address your comments to 27, 28, 29, 31. See Overview Section B. Some of the sections we added include:

A complete description of each
(1) GMG Commercial Telemarketing Services,
(2) GMG Alert Notification System
(3) GMG Global Franchise Partner
How the GMG System works.
Our Infrastructure and Setup
Contracts, Agreements, & Relationships
Ongoing Development of our GMG Sytem
Plan of Operations for the Next 12 Months
Our Budget for the Next 12 Months

30. Our revised financial statements permit a presentation under paragraph (a) of Item 303 of Regulations SB as a result of the reverse acquisition. The statements of operations include the results of NYN International for the year ended March 31, 2006 and include the results of Tribeka Tek for the period from date of acquisition (January 18, 2006- March 31, 2006). Although NYN International was formed in July of 2004 there was no activity prior to April 2005, thus the results for the current fiscal period reflect results from inception. Consequently we are not able to compare the current fiscal year period results with those of prior years, as the current fiscal period is the first fiscal period.

31. We corrected the disclosure to risk # 3 stating that our current level of income and expenses along with a loan commitment from our CEO are expected to fund operations for the next twelve months. Please see Management Discussion & Analysis section "Our Budget for the Next 12 Months,

32. Throughout the document we are referring to the GMG System as a telemarketing campaign product. We have extensively revised and expounded upon our description of the GMG System In the sections Management Discussion & Analysis, as well as the Business Section. Also See Overview-Section C above. Broadcasting is referred to in the industry as transmitting information text or voice to a large audience segment and offered on airways to a large number of people. We described the industry term "broadcasting" in our current SB-2.

33. This section has been revised in response to your comment. See also 27 and Overview-Section C. Under Principal Products and Services & Their Markets, we presented the Phase I initial applications that we are currently working on and the status of each application. We also presented Phase II to be implemented in 2008-2009.

34. We revised this section to delineate the current activities from those we are targeting.

35. We revised this section to clarify that we are currently dependent on Platin as our only client to date. We added the following:
We currently depend on Platin, Israel for our total revenues. We believe they will remain our only client until the GMG product is further developed and refined and ready to serve many clients. We anticipate that we will reach this stage in February 2007, when we will slowly start adding a few additional customers. We believe that by June 2007 our product will be well enough refined and developed with many additional features and capabilities and will be ready to serve unlimited number of customers requiring telemarketing services.

The Company budgeted $5,000 for marketing in the next 12 months which will be used primarily to purchase mailing list of entities in various industries which the Company plans to target. The Company plans to use its GMG System to broadcast to selected target lists information about our services in hope of attracting users to the GMG System.
The Company objective is to have a diversified clientele in many sectors across a broad range of industries and in various geographical locations. We will need to raise substantial funds to enable us to aggressively market our product through public relations firms and massive advertising. There is no assurance we will be successful in raising additional funds.

36. We revised this section to state the following: Provisional Patent preserves the rights to apply for a regular patent within 12 months, while recognizing the application’s date to the date in which the provisional patent application was submitted. Thus, we will get a priority on any one who will apply for a similar patent during this year. Failure to file for the full patent protection within the one year period terminates the rights acquired through the provisional patent application. The cost of applying for a full patent is approximately $3,500.

37. We revised this section to state the following:

Our business is subject, to privacy laws and regulations enacted in the United States and other jurisdictions around the world that govern the collection and use of personal data of our customers and our ability to contact our customers and prospective customers, including through telephone or facsimile. We are subject to U.S. federal privacy regulation, including the federal Telemarketing Sales Rule with its “do not call” and “do not fax” provisions, and state privacy regulations. Many states have laws and regulations regarding telemarketing laws, telephone solicitation laws, including “do not call” and “do not fax” regulations. Our Service Agreements with our clients require our clients to comply with all relevant privacy and telemarketing sales rules and further require they indemnify us against any regulatory actions caused by their breach of these laws. Additionally we require for our clients using our GMG product for telemarketing campaigns to provide us the recipient list for pre-screening to identify prospective recipients whose name appear on the "do not call" and "do not fax" list which we automatically delete. Violations of certain provisions of these laws by our clients will also limit our ability to accept certain clients for our services. Additionally, the United States and other jurisdictions are in the process of considering passing additional laws and regulations to protect the privacy of customers and prospective customers. In light of these and any future laws and regulations, there can be no assurance that we will be able to continue to market our services efficiently.

38. We amended this section to include the inception of Hason's employment at Platin which is in 1989, and we added to Niva Kallus the fact that she has no business experience.

39. We added Risk number 27 to address this comment.

40. We revised to include" Niva Kallus is the daughter of Ron Kallus.

41. We amended the date to the current period.

42. We eliminated "to our knowledge" to the pages referenced.

43. We disclosed the relationship with Platin in both sections "Security Ownership & Management" and Certain Relationships and Related Transactions.

44. We corrected the mathematical error to reflect 4,000,000 shares to be registered. The correction appears beginning with the third selling shareholder Sanjiv Parikh and the two shareholders following. The column totaling the shares that are offered including the warrants previously indicated 400,000 for all three. We amended it to 200,000 each. Thus the discrepancy was resolved.

45. We made the corrections naming the individuals with sole voting and dispositive control over the shares.

46. We removed the disclaimer as per your comment.

47. We added the Room Number to the SEC Public Reference Room.

48. We eliminated the statements requested.

49. Disclosure pursuant to 101(c) (1) and (2) Regulation SB is provided in this section.

50. We corrected the language to disclose details of all unregistered sales of securities in the past three years by disclosing all shares issued.

51. The contract for Brain & Power Ltd. was entered into on May 2 for a six month contract which expires and can be renewed on November 2, 2006. As of the date of this filing, the contract has been fulfilled. See also "Ongoing Development of the GMG System under Management Discussion & Analysis.

"Brain and Power Ltd.  completed its initial phase of the development to add interactive capabilities to the GMG System.  This added capability will  enable two way communication conducted through the GMG System which is useful for conducting  surveys and polls for sensing public trends.   The Company plans to engage Brain and Power Ltd. to undertake additional development of features and capabilities during Phase II of our operations, provided we are successful in raising additional funds"

52. We revised the section Undertakings as per your comment.

53. We attached Exhibits as follows: Form of Subscription, Form of Warrant Series A, .
Form of Warrant Series B, Form of Warrant Series C, Form of Warrant Series D.

54. & 55. The opinion has been revised by Mr. O'Neal as per your comment. The revised Opinion along with the consent has been filed as an Exhibit.

56. All of the Board of Directors signed the current SB-2 Registration Statement.

If you have questions or require clarification to the above, please do not hesitate to contact me.

We sincerely appreciate your comments which have been extremely helpful in improving the clarity of our disclosures. We look forward to responding to additional comments you may have.

Sincerely,

/s/ Ron Kallus,
President, Chief Executive & Accounting Officer
CC Rebekah Toton